Exhibit 99.1

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 February 2013

SPECIAL COMMITTEE FINDINGS ON UK INVESTIGATION;

GOODWILL IMPAIRMENT

Sims Metal Management Limited (the “Company”) announced on 21 January 2013 that the Board of Directors had established a Special Committee (the “Committee”) to investigate inventory valuation issues in the Company’s UK business. The Committee has now concluded its assessment of the impact of the UK inventory write-down. The Committee has determined that a write-down of inventory of $78 million will be required, versus a preliminary assessment of circa $60 million. The write-down adjustment has been independently verified by the Company’s external auditor PricewaterhouseCoopers (“PwC”). $16 million of the inventory write-down will impact first half Fiscal 2013 results, and the balance will be reflected in the restatement of prior period results. Details of the Committee’s findings and impact on the Company’s financial accounts can be found in Appendix A.

Additionally, the Company advised the market on 21 January 2013 that a triggering event had occurred which would necessitate an impairment assessment of goodwill as of 31 December 2012. The impairment charges related to goodwill and other intangible assets are, in the aggregate, $354 million. $291 million of this impairment charge relates to North America Metals and will be recorded against the Fiscal 2013 result. $63 million of the impairment charge relates to UK Metals and UK Sims Recycling Solutions (“SRS”) and will be reflected in the restatement of results for prior periods. Further details of the goodwill impairment can be found in Appendix B.

As at 31 December 2012 the Company’s net debt to total capitalisation, post goodwill and other intangible asset impairments, was 13%.

The Company will be amending its Form 20-F for impacted periods, and will be filing an amended Form 20-F with the Securities and Exchange Commission as soon as practicable. The Company currently believes that it will restate its results for the periods of Fiscal 2012, 2011, and 2010.

Appendix A:

Findings of the Special Committee

The Company announced on 21 January 2013 that the Board of Directors had established a Committee to investigate inventory valuation issues in the Company’s UK business. The immediate priorities of the Committee were to determine the amount by which the value of inventory was overstated and the impact on the Company’s accounts; conclude if the issues giving rise to the overstatement were limited to the Company’s facilities in the UK; identify the root causes of the write-down and where breakdowns in the Company’s control environment had occurred; and to direct and oversee the implementation of corrective actions. Additionally, the Committee was tasked with assessing, if appropriate, any necessary actions in respect of employees and third parties determined to be responsible. The Committee has now substantially completed its investigation and reports the following:

1. Inventory write-down adjustment in the UK, impact on the Company’s accounts, and restatement of prior period results

The Committee, with the assistance of the Group CEO and CFO, internal audit, PwC, and the Company’s legal counsel Baker & McKenzie, oversaw a thorough investigation at the Company’s Newport and Long Marston facilities in the UK. A full physical count of inventory was performed at the Newport facility of which 85% of all the inventory was re-weighed and evaluated. At Long Marston, a physical count was completed which was supplemented by comparing production results with yield recovery assumptions. Based on these procedures, the Committee has concluded that a write-down of inventory of $78 million will be required, versus a preliminary assessment of circa $60 million. The write-down adjustment has been independently verified by PwC.

The write-down represents circa 29% of the value of inventories in the UK and 9% of inventory on a Group-wide basis before the write-down, as at 31 December 2012. The inventory write-down will partially impact the Company’s first half Fiscal 2013 results and also cause a restatement of prior period results. The write-down adjustment in the UK will be separately identified as a significant item in the first half Fiscal 2013 results.

Table 1:

UK inventory write-down by product category

(in A$ millions)	HY13	Prior Periods	Total
Recycling Solutions	$13	$50	$63

Ferrous Trading	$3	$12	$15

Total inventory write-down[1,2]	$16	$62	$78

1)	The full inventory write-down by Region is attributable to the Europe reporting segment.
2)	Depending on the impact of foreign exchange and the prior periods that are restated, the amounts of the inventory impairment in the prior periods column could vary from the amounts above.

2. Assessment of the control environment in relation to other sites including SRS sites outside of the UK

In addition to the verification procedures completed at Newport and Long Marston, the Committee oversaw inventory valuation processes, accomplished via stock take and other verification procedures, at all other sites in the UK and principal SRS sites in Continental Europe and North America. At the conclusion of those investigations, the Committee has determined that the overstatement of inventory was unique to circumstances at the UK locations in Newport and Long Marston. The Committee found no evidence of control deficiencies or inventory miscalculation at any locations other than Newport and Long Marston. This assessment has been independently verified by PwC.

3. Identification of root causes of the write-down

The Committee’s investigations have revealed that the primary root cause for breakdowns in the Company’s control environment can be attributed to the failure to adequately supervise operations (including inventories), responsibly safeguard assets, and failure to maintain adequate controls over financial reporting relating to inventory. The UK operations did not properly implement well established Group internal controls for the rapidly expanding SRS business in the UK. Internal audit failed to perform end-to-end walk-throughs involving transactions associated with new plants and technologies in the UK. Additional control failures identified include, failure to test inventory adjustments, failure to identify and halt accumulations of excessive levels of inventories, and failure to successfully integrate IT systems in the UK. The Committee has also identified allegations of potential fraud in the UK, which are being further investigated.

4. Implementation of corrective actions including organisational matters

The Company will immediately implement its standard set of controls over inventories and integrate IT systems to improve the UK control environment. Additionally, standard operating procedures will be evaluated and supplemented.

The Committee’s investigation, while substantially complete, now shifts its focus to organisational decisions involving staff and management, and also to improving the control environment including IT systems. The Committee has considered, and will implement, changes that will expand the internal audit function and broaden the scope of internal audit work. The Group CEO and CFO are tasked with the responsibility for implementing changes in people, culture, and controls, in the UK. The Committee will see that these matters are addressed with urgency during the second half of Fiscal 2013.

Appendix B:

Goodwill and other intangible asset impairment charges

The Company advised the market on 21 January 2013 that a triggering event had occurred which would necessitate an impairment assessment of goodwill as at 31 December 2012. The triggering event was that the results for the period were significantly less than budget. The impairment is ascribed to the timing and value of past acquisitions.

The impairment charges related to goodwill and other intangible assets are, in the aggregate, $354 million. $291 million of this impairment charge relates to North America Metals and will be recorded against the results for the half year ended 31 December 2012. $63 million of the impairment charge relates to UK Metals and UK SRS. The inventory write-down adjustments in the UK require the goodwill impairment in the UK to be considered in the context of prior periods. As a consequence of this reassessment, the goodwill impairment charge for the UK will be charged against restated prior period results.

Table 2:

Goodwill and other intangible asset impairment

(in A$ millions)	HY13	Prior Periods	Total
North America Metals	$291	—	$291

UK Metals	—	$25	$25

UK SRS	—	$38	$38

Total Goodwill and other intangible asset impairment[1]	$291	$63	$354

1)	Depending on the impact of foreign exchange and the prior periods that are restated, the amounts of the impairment related to the UK in the prior periods column could vary from the amounts above.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquires contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

5